NATHAN W. DRAGE, P.C.
A Professional Corporation
ATTORNEY AT LAW
Licensed in Utah and California
4766 Holladay Blvd.
Holladay, Utah 84117
Telephone (801)273-9300      Fax (801)273-9314

November 3, 2008

VIA Fax 703-813-6963
United States Securities
  and Exchange Commission
Attn: Karl Hiller
450 Fifth Street, N.W.
Washington, DC   20549-0405

Re:	Matrix Energy Services Corporation
Form 10-KSB for the fiscal year ended September 30, 2007 filed January 15, 2008
Form 10-QSB for the quarter ended December 31, 2007 filed February 19, 2008
File No. 0-09419

Dear Mr. Hiller:

We have received your fax dated September 24, 2008 and in response to your specifically numbered paragraphs, we provide the following:

1.  Statement of Stockholders Equity has been adjusted to reflect the 1:1000 reverse stock split on a retroactive basis for all prior periods presented.

2. The extinguishment of the debt was  corrected with an amended 10-KSB filed October   , 2008.

3, 4, 5.  Additional language was added regarding the Company’s evaluation of its disclosure control and procedures and regarding its internal control over financial reporting.

6. We were unable to locate your reference to “Note 5 - Capital Stock” on the Form 10-QSB for December 31, 2007.  There was only Note 1 on the notes to the financial statements. The issuance of the 10,000,000 shares of common stock has been addressed under Part II, Item 2.

7.  The Statement of Cash Flows has been corrected.

8.   Additional language was also added to the 10-QSB item regarding Controls and Procedures.

We hope the foregoing information and changes to the Company’s filing is sufficient.  If you have any further questions or comments, please do not hesitate to contact my office.

Sincerely,

/s/ Nathan W. Drage

Nathan W. Drage, Esq.

Statement of Matrix Energy Services Corporation

Matrix Energy Services Corporation (“the Company”) acknowledges and affirms:

1.  That it is responsible for the adequacy and accuracy of the disclosure in its filings pursuant to Form 10KSB and Form 10QSB;

2.  Comments by the staff (“Staff”) of the Securities and Exchange Commission Staff (“the Commission”), or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October    , 2008.

Matrix Energy Services Corporation

/s/ James Anderson
James Anderson